FRANKLIN TEMPLETON INVESTOR SERVICES, LLC

SECOND AMENDED AND RESTATED

TRANSFER AGENT AND SHAREHOLDER SERVICES AGREEMENT

Investment Company:  INSTITUTIONAL FIDUCIARY TRUST

Date:     March 1, 2022

The parties to this Agreement are the Investment Company named above (“Investment Company”), an open-end investment company registered as such under the Investment Company Act of 1940 (“1940 Act”), on behalf of each class of shares of each series, if any, of the Investment Company which now exists or may hereafter be created (individually, a “Fund” and collectively, the “Funds”), and FRANKLIN TEMPLETON INVESTOR SERVICES, LLC (“FTIS”), a registered transfer agent. This Agreement supersedes the Amended and Restated Transfer Agent and Shareholder Services Agreement between the parties.

WITNESSETH:

That, for and in consideration of the mutual promises hereinafter set forth, the Investment Company and FTIS agree as follows:

 1.  Definitions. Whenever used in this Agreement, the following words and phrases, unless the context otherwise requires, shall have the following meanings:

 (a)  “Articles” shall mean the Agreement and Declaration of Trust of the Investment Company as the same may be amended from time to time;

 (b)  “Authorized Person” shall be deemed to include any person, whether or not such person is an officer or employee of the Investment Company, duly authorized to give Oral Instructions or Written Instructions on behalf of the Investment Company, as indicated in a resolution of the Investment Company’s Board which was valid at the time of this Agreement, or as indicated in a certificate furnished to FTIS pursuant to Section 4(c) hereof;

 (c)  “Board” shall mean the Investment Company’s Board of Trustees;

 (d)  “Custodian” shall mean a custodian and any sub-custodian of securities and other property which the Investment Company, on behalf of the Funds, may from time to time deposit, or cause to be deposited or held under the name or account of such custodian pursuant to the Custody Agreement;

 (e)  “Oral Instructions” shall mean instructions (including without limitation instructions received by telephone, facsimile, electronic mail or other electronic communication), other than written instructions, actually received by FTIS from a person reasonably believed by FTIS to be an Authorized Person;

 (f)  “Shares” shall mean shares of beneficial interest of each Fund; and

 (g)  “Written Instructions” shall mean a written communication signed by a person reasonably believed by FTIS to be an Authorized Person and actually received by FTIS.

 2.  Appointment of FTIS. The Investment Company hereby appoints FTIS as transfer agent for Shares of the Funds, as service agent in connection with dividend and distribution functions, and as shareholder servicing agent for the Investment Company, and FTIS accepts such appointment and agrees to perform the duties described in this Agreement.

 3.  Payments to FTIS. FTIS will not charge a fee to the Funds for the services rendered to the Funds hereunder.

 4.  Documents. In connection with the appointment of FTIS, the Investment Company shall, within a reasonable period of time for FTIS to prepare to perform its duties hereunder, deliver to FTIS the following documents:

 (a)   All account application forms and other documents relating to Shareholder accounts or to any plan, program or service offered by the Investment Company;

 (b)  A certificate identifying the Authorized Persons and specimen signatures of Authorized Persons who will sign Written Instructions; and

 (c)  All documents and papers necessary under the laws of the Investment Company’s state of domicile, under the Investment Company’s Articles, and as may be required for the due performance of FTIS’s duties under this Agreement or for the due performance of additional duties as may from time to time be agreed upon between the Investment Company and FTIS.

 5.  Duties of FTIS.

  (a) General. FTIS shall be responsible for administering and/or performing transfer agent functions; for acting as service agent in connection with dividend and distribution functions; and for performing shareholder account and administrative agent functions in connection with the issuance, transfer, exchange, redemption or repurchase (including coordination with the Custodian) of Shares. FTIS shall be bound to follow its usual and customary operating standards and procedures, as they may be amended from time to time, and each current prospectus and Statement of Additional Information (hereafter, collectively, the “prospectus”) of the Investment Company. Without limiting the generality of the foregoing, FTIS agrees to perform the specific duties listed on Schedule A.

  (b) “Blue Sky” Reporting. The Investment Company’s administrator and/or distributor shall identify to FTIS the states and countries where Shares of each Fund are registered or exempt, and the number of Shares of each class registered for sale with respect to each state or country, as applicable. FTIS shall (i) establish parameters for the daily transmission of a file to the Investment Company’s manager or to such person or entity to which the Investment Company or its manager has designated responsibility for submitting “blue sky” filings on behalf of the Investment Company (the “Blue Sky Filer”), showing sales of Shares by class in each state or country (“Blue Sky Parameters”), and (ii) transmit the “blue sky” file resulting from the application of the Blue Sky Parameters with respect to each business day (“Blue Sky File”) to the Blue Sky Filer in a format designated by the Blue Sky Filer (“Blue Sky Format”). The Investment Company’s administrator shall verify that the Blue Sky Parameters have been correctly established for each state or country prior to the sale of any applicable Shares. The responsibility of FTIS for the Investment Company’s blue sky registration status is solely limited to the establishment of the Blue Sky Parameters and the daily transmission of the Blue Sky File to the Blue Sky Filer in the Blue Sky Format.

  (c) Not Responsible for Requirements Under Laws of Foreign Countries.

The duties to be performed by FTIS shall not include the engagement, supervision or compensation of any service providers, or the payment of any registrations or fees of any kind, which are required by the laws of any foreign country in which the Fund may choose to invest portfolio assets or sell Shares.

 6.  (a)  Distributions Payable in Shares. In the event that the Board of the Investment Company shall declare a distribution payable in Shares, the Investment Company shall deliver to FTIS written notice of such declaration signed on behalf of the Investment Company by an officer thereof, upon which FTIS shall be entitled to rely for all purposes, certifying (i) the number of Shares involved, and (ii) that all appropriate action has been taken to effect such distribution.

 (b)  Distributions Payable in Cash; Redemption Payments. In the event that the Board of the Investment Company shall declare a distribution payable in cash, the Investment Company shall deliver to FTIS written notice of such declaration signed on behalf of the Investment Company by an officer thereof, upon which FTIS shall be entitled to rely for all purposes, certifying (i) the amount per share to be distributed, (ii) the record and payment dates for the distribution, and (iii) that all appropriate action has been taken to effect such distribution. Once the amount and validity of any dividend or redemption payments to shareholders have been determined, the Investment Company shall transfer the payment amounts from the Investment Company’s accounts to an account or accounts held in the name of FTIS, as paying agent for the shareholders, in accordance with any applicable laws or regulations, and FTIS shall promptly cause payments to be made to the shareholders.

 7.  Recordkeeping and Other Information. FTIS shall create, maintain and preserve all necessary records in accordance with all applicable laws, rules and regulations. Such records are the property of the Investment Company, and FTIS will promptly surrender them to the Investment Company upon request or upon termination of this Agreement. In the event of such a request or termination, FTIS shall be entitled to make and retain copies of all records surrendered, and to be reimbursed by the Investment Company for reasonable expenses actually incurred in making such copies. FTIS will take reasonable actions to maintain the confidentiality of the Investment Company’s records, which may nevertheless be disclosed to the extent permitted under Section 16.

 8.  Other Duties. In addition, FTIS shall perform such other duties and functions,

as may from time to time be agreed upon in writing between the Investment Company and FTIS. Such other duties and functions shall be reflected in a written amendment to Schedule A.

 9.  Reliance by FTIS; Instructions.

 (a)  FTIS will be protected in acting upon Written or Oral Instructions reasonably believed to have been executed or orally communicated by an Authorized Person and will not be held to have any notice of any change of authority of any person until receipt of a Written Instruction thereof from an officer of the Investment Company.

 (b)  At any time FTIS may apply to any Authorized Person of the Investment Company for Written Instructions, or may seek advice at the Investment Company’s expense from legal counsel for the Investment Company, with respect to any matter arising in connection with this Agreement. FTIS shall not be liable for any action taken or not taken or suffered by it in good faith in accordance with such Written Instructions or in accordance with the opinion of counsel for the Investment Company. Written Instructions requested by FTIS will be provided by the Investment Company within a reasonable period of time.

 10.  Force Majeure. No party will be liable or responsible for delays or errors by reason of circumstances beyond its control, including acts of civil or military authority, national emergencies, labor difficulties, fire, mechanical breakdown beyond its control, earthquake, flood or catastrophe, acts of God, insurrection, war, riots or failure beyond its control of transportation, communication or power supply, except in any case to the extent that FTIS shall have failed to use its reasonable best efforts to minimize the likelihood of occurrence of such circumstances or to mitigate any loss or damage to the Investment Company caused by such circumstances, or has not complied with the terms of Section 18. In any such event, the non-performing party shall be excused from the further performance of the obligations so affected only for as long as such circumstances prevail and such party continues to use commercially reasonable efforts to mitigate damages and to recommence performance or observance as soon as practicable. This Section 10 shall not in any way limit FTIS’s obligations under Section 18.

 11.  Duty of Care; Indemnification.

  (a) Duty of Care. FTIS shall provide its services as transfer agent in accordance with the applicable provisions of Section 17A under the Securities Exchange Act of 1934, as amended. In performing the responsibilities delegated to it under this Agreement, FTIS shall at all times act in good faith and agrees to exercise reasonable care, diligence and expertise of a transfer agent having responsibility for providing transfer agent services to investment companies registered under the 1940 Act, but FTIS shall not be liable for any losses, claims, damages, liabilities or expenses arising out of its performance of or failure to perform its duties under this Agreement, except to the extent such damages arise out of its own negligence, bad faith, willful misfeasance or reckless disregard of duty or that of its employees, agents, representatives or delegates or violations of applicable laws, regulations or requirements of any governmental authority having jurisdiction over FTIS or the Investment Company, or breach of this Agreement. FTIS’s liability may arise from or in connection with this Agreement, or from any services under this Agreement provided or omitted to be provided during the term of this Agreement, whether in contract, or in tort, or otherwise.

  (b) Indemnification. FTIS will indemnify the Investment Company against and hold it harmless from any and all losses, claims, damages, liabilities or expenses (including reasonable counsel fees and expenses) resulting from any claim, demand, action or suit resulting from willful misfeasance, bad faith, negligence, reckless disregard of duty, violations of applicable laws, regulations or requirements of any governmental authority having jurisdiction over FTIS or the Investment Company, or breach of this Agreement on the part of FTIS or its employees, agents, representatives or delegates, and arising out of, or in connection with, its duties hereunder. However, FTIS shall have no liability for or obligation to indemnify the Investment Company against any losses, claims, damages, liabilities or expenses (including reasonable counsel fees and expenses) incurred by the Investment Company as a result of: (i) any action taken in accordance with written or oral advice reasonably believed by FTIS to have been given by counsel for the Investment Company; or (ii) any action taken in accordance with shareholder instructions which meet the standards described in the Investment Company’s current prospectus, including without limitation oral instructions which meet the standards described in the section of the prospectus dealing with telephone transactions, so long as FTIS believes such instructions to be genuine. The obligations of the parties hereto under this Section shall survive the termination of this Agreement.

 12.  Term and Termination.

 (a)  This Agreement shall be effective as of the date first written above, shall continue through June 1, 2022, and thereafter shall continue automatically for successive annual periods ending on June 1 of each year, provided such continuance is specifically approved at least annually by the Investment Company’s Board, in each case, unless terminated sooner pursuant to Section 12(b).

 (b)  Either party hereto may terminate this Agreement by giving to the other party a notice in writing specifying the date of such termination, which shall be not less than 60 days after the date of receipt of such notice. Upon such termination, FTIS will (i) deliver to such successor a certified list of shareholders of the Investment Company (with names and addresses) and a historical record of the account of each Shareholder and the status thereof; (ii) surrender all other relevant records in accordance with Section 7 of this Agreement, above, and (iii) cooperate in the transfer of such duties and responsibilities, including provisions for assistance from FTIS’s personnel in the establishment of books, records and other data by such successor or successors. FTIS shall be entitled to charge the Investment Company a reasonable fee for services rendered and expenses actually incurred in performing its duties under this paragraph.

 (c) Notwithstanding anything to the contrary in this Section 12, until a successor transfer agent is designated and the Funds’ books and records and other property have been transferred to such successor transfer agent, this Agreement will remain in effect unless FTIS is notified otherwise by the Investment Company.

 13.  Amendment. This Agreement may not be amended or modified in any manner except by a written agreement executed by both parties.

 14.  Delegation. The Investment Company agrees that FTIS may, in its discretion~~,~~ and at its expense, delegate to one or more entities all or any portion of its responsibility for the services and other obligations described in this Agreement or the Schedules hereto; provided that (i) FTIS reasonably believes, after due investigation, that each entity (an “Agent”) engaged by FTIS to provide any such services or assume any such responsibilities has the requisite capability, qualifications and experience to provide such services and that such Agent shall perform such services in accordance with the applicable provisions of Section 17A under the Securities Exchange Act of 1934 and any other applicable laws and regulations; (ii) FTIS adopts and implements a reasonable program for the supervision and monitoring of each such Agent; and (iii) the appointment of any such Agent shall not relieve FTIS of any of its responsibilities hereunder. FTIS will be responsible for the compensation, if any, of any such Agents for such services to the Investment Company, unless otherwise agreed to by the parties.  Notwithstanding any delegation pursuant to this paragraph, FTIS will continue to have overall responsibility and liability for all such services provided to the Investment Company under this Agreement. FTIS will be responsible for the services of Agents (and FTIS’s other agents and delegates) provided with respect to the Investment Company as if FTIS were performing the services itself.

 15.  Data Processing System, Program and Information

 (a)  The Investment Company shall not, solely by virtue of this Agreement, obtain any rights, title and interest in and to the computer systems and programs, including all related documentation, employed by FTIS in connection with rendering services hereunder; provided however, that the records prepared, maintained and preserved by FTIS pursuant to this Agreement shall be the property of the Investment Company.

 (b)  Any modifications, changes and improvements in the automatic data processing system (the “System”) or in the manner in which the services are rendered shall be made or provided as follows, and provided further that modifications for which the Investment Company will be required to bear any expenses shall be made only as set forth herein.

 (i)  FTIS shall, at no expense to the Investment Company, make any revisions in the System necessary to (1) perform the services which it has contracted to perform, (2) create and maintain the records which it has contracted to create and maintain hereunder or (3) enhance or update the System to the extent and in the manner necessary to maintain said System. However, if specific reprogramming, coding or other changes are necessary in the records of the Investment Company or in its shareholder accounts in order to complete a system revision, the costs for completing work specific to the Investment Company shall be subject to a subsequent agreement between the parties. The System is at all times to be competitive with that which is generally available to the mutual fund industry from transfer agents.

 (ii)  To the extent that the System is modified to comply with changes in the accounting or record-keeping rules applicable to mutual funds, the Investment Company agrees to pay a reasonable pro rata portion of the costs of the design, revision and programming of the System; provided, however, that if the Investment Company’s pro rata portion exceeds $1,000 per 12 month period, the Investment Company’s obligation to pay a reasonable pro rata portion shall be conditioned upon FTIS’s having obtained prior Written Instructions from the Investment Company for any charge. The determination that such modifications or revisions are necessary, and that the System as so modified produces records which comply with the record-keeping requirements, as amended, shall be by mutual agreement; provided, however, that upon written request by the Investment Company, FTIS will provide the Investment Company with a written opinion of counsel to FTIS to the effect that the modifications were required by changes in the applicable laws or regulations and that the System, as modified, complies with the laws or regulations as amended. Upon completion of the changes FTIS shall render a statement to the Investment Company, in reasonably detailed form, identifying the nature of the revisions, the services, expenses and costs, and the basis for determining the Investment Company’s reasonable pro rata portion. Any determination by FTIS of the Investment Company’s pro rata portion based upon the ratio of the number of shareholder accounts of the Investment Company to the total number of shareholder accounts of all clients for which FTIS provides comparable services shall conclusively be presumed to be reasonable unless the nature of the change to the System relates to certain types of shareholder accounts, in which case the pro rata portion will be determined on a mutually agreeable basis.

 (iii)  If system improvements are requested by the Investment Company and are not otherwise required under Section 15(b), FTIS shall be entitled to request a reasonable fee before agreeing to make the improvements and shall be entitled to refuse to make any requested improvements which FTIS reasonably believes to be incompatible with its systems providing services to other funds.

16.  Confidentiality/Privacy.

FTIS shall keep the Confidential Information (as defined in Section 16(a) below) of the Investment Company in confidence and will not use or disclose or allow access to or use of such Confidential Information except (A) as appropriate in connection with activities contemplated by this Agreement; (B) as required pursuant to a court order, subpoena, governmental or regulatory or self-regulatory authority or agency, law, regulation, or binding discovery request in pending litigation (provided the receiving party will provide the other party written notice of such requirement, to the extent such notice is permitted, and subject to proper jurisdiction, if applicable); (C) as requested by a governmental, regulatory or self-regulatory authority or agency in connection with an inquiry, examination, audit or other review; or (D) the information or data is relevant and material to any claim or cause of action between the parties or the defense of any claim or cause of action asserted against FTIS.

(a) “Confidential Information” means non-public personal information of the Investment Company’s shareholders.

(b) FTIS represents, warrants and agrees that it has adopted and implemented, and shall maintain policies and procedures that address administrative, technical and physical safeguards for the protection of Confidential Information and records that are in compliance with Regulation S-P promulgated under the Gramm-Leach-Bliley Act of 1999 (“Regulation S-P”) and all other applicable laws, rules, regulations, and governmental standards and FTIS represents, warrants and agrees that it will use Confidential Information only in compliance with all of the following: (i) the provisions of this Agreement; (ii) its own Privacy and Information Sharing Policy, as amended and updated from time to time; and (iii) privacy laws and regulations applicable to the Fund’s and FTIS’s business, including the Gramm-Leach-Bliley Act of 1999. When FTIS disposes of Confidential Information, FTIS shall properly dispose of Confidential Information, including, without limitation, any electronic or physical copies in any form, by taking reasonable measures to protect against unauthorized access to or use of the records or information in connection with its disposal, as required by Regulation S-P and all applicable laws, rules, regulations and governmental standards, or as directed by the Investment Company.

17. Security.

  (a) FTIS represents, warrants and agrees that it shall itself implement, and also enter into and maintain in effect with appropriate parties one or more agreements which implement, reasonable procedures and systems to safeguard from loss or damage attributable to fire, flood, theft or any other cause (including provision for twenty-four hours a day restricted access) Confidential Information and the Investment Company’s records and other data and FTIS’s records, data equipment facilities and other property used in the performance of its obligations hereunder consistent with industry standards applicable to serving as a transfer agent to a publicly offered registered investment company. FTIS will make such changes therein from time to time as it may deem reasonably necessary for the secure performance of its obligations hereunder, and to ensure that FTIS’s equipment, facilities and other property used in the performance of its obligations hereunder comply with all applicable laws, rules, regulations and governmental standards, and it will make such changes therein from time to time as in its reasonable judgment, or as reasonably requested by the Board of the Investment Company and agreed to by FTIS, are required for the secure performance of its obligations hereunder. FTIS shall review such systems and procedures on a periodic basis (no less than annually).

(b) FTIS or its agents shall conduct a prompt investigation if it is reasonably suspected that a breach of security has occurred in connection with Confidential Information. If FTIS or its agents determine after appropriate investigation that such a breach of security has occurred, and if the applicable Confidential Information was in the possession or under the control of FTIS or its employees, agents, representatives or delegates at the time of such violation, FTIS will promptly (i) notify the applicable Fund, (ii) investigate and contain the breach and put safeguards in place that are designed to prevent similar occurrences of the breach, (iii) provide the Fund with assurance reasonably satisfactory to the Fund that such breach will not recur, and (iv) determine whether it is appropriate, under the circumstances, to provide credit monitoring services to individuals whose personal information was compromised due to the security breach and, if so, shall provide such services for a one-year period. In addition, FTIS will take such other action as may be required under FTIS’s applicable policies and procedures.

18. Disaster Recovery.  FTIS, through Franklin Templeton, shall maintain a comprehensive business recovery plan that shall be presented to the Board of Trustees/Directors of the Investment Company not less frequently than annually, which shall be reasonably designed for sufficient recovery of FTIS’s administrative operations to enable FTIS, within 24 hours after any event necessitating the use of such plan to fulfill its obligations under this Agreement; provided, however, FTIS will (i) endeavor to achieve a recovery time objective of four hours or less (a recovery time objective is tested and validated, but it should be noted that there is no guarantee that facilities, operations or services can be recovered in any given time frame due to the unpredictable nature of events, such as a force majeure event), and (ii) test such business recovery plan no less frequently than annually. FTIS has provided the Investment Company with a report regarding FTIS’s business recovery plan. In the event of a business disruption that materially impacts FTIS’s provision of services under this Agreement, FTIS will promptly notify the Investment Company of the disruption and the steps being implemented under the business recovery plan.

19.  The U.S. Foreign Account Tax Compliance Act (“FATCA”).

(a) FTIS shall collect from all accountholders registered on the books of the Funds (each a “Customer”, and, collectively, the “Customers”), valid documentation sufficient to establish the US-status or non-US status, as the case may be, of each such Customer, for purposes of FATCA including by requiring Customers to provide FTIS with an executed United States Internal Revenue Service Form W-8BEN or other applicable United States Internal Revenue Service Form W-8 (or any successor thereto) and/or a United States Internal Revenue Service Form W-9 (or any successor thereto).  All such documentation is hereinafter referred to as the “Customer Information.”

(b) FTIS shall monitor Customers and Customer Information for any changes with respect to a Customer’s US or non-US status in accordance with its reasonably designed FATCA compliance standards.

(c) To the extent required by applicable law, FTIS shall diligently request from each Customer a waiver of such Customer’s privacy, data protection and similar rights in connection with the collection, processing and transferring of the Customer’s personal data pursuant to each Fund’s obligations under FATCA, or otherwise obtain the written consent of the

Customer for FTIS to collect, process and transfer the Customer’s personal data pursuant to a Fund’s obligations under FATCA.

(d) FTIS shall comply with all applicable provisions of FATCA to the extent a Customer is a “Foreign Financial Institution, “ as that term is defined under FATCA.

20. AML Compliance. FTIS shall comply with the Investment Company’s and FTIS’ policies and procedures to: implement the Investment Company’s Anti-Money Laundering (“AML”), Customer Identification (“CIP”) Programs and any applicable identity theft regulatory requirements (the “Red Flags Rules”), as such policies and procedures may be amended from time to time, including currency transaction reporting; screen account names and addresses against the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) list of Specially Designated Nationals and Blocked Persons (the “SDN list”) and the country-based U.S. trade and economic sanctions programs administered by OFAC; respond to requests for information from the Treasury Department’s Financial Crimes Enforcement Network (“FinCEN”) pursuant to Section 314(a) of the USA PATRIOT Act; file Suspicious Activity Reports (“SARs”), as necessary, on behalf of the Investment Company; and perform such other anti-money laundering functions as agent of the Investment Company.

21. Unclaimed Property Services. FTIS shall employ commercially reasonable measures to comply on behalf of the Investment Company with the unclaimed property laws and regulations of the states and territories of the United States (“Unclaimed Property Laws”) with respect to Eligible Property (as defined below). In connection with its performance of the foregoing services (“Unclaimed Property Services”), FTIS and its agents shall be entitled to rely on the written advice of counsel with respect to the interpretation of and compliance with the Unclaimed Property Laws and interaction with the agencies enforcing and administering the Unclaimed Property Laws and neither shall be liable for conduct undertaken in accordance with such advice, provided such advice is a reasoned interpretation of such Unclaimed Property Laws.

 “Eligible Property” means property beneficially owned by a person or entity other than the Investment Company and held in a bank account maintained by FTIS for or on behalf of the Investment Company, or property held in an Investment Company shareholder account, which is (a) subject to reporting or escheat under an Unclaimed Property Law, and (b) of a nature or type or classification reasonably related to the services performed by FTIS under this Agreement (such as cash amounts representing non-negotiated dividend checks and shares in abandoned shareholder accounts).

 22. Insurance. FTIS, directly or through an affiliate, shall maintain insurance coverage with respect to FTIS, including, without limitation, errors and omissions, fidelity bond (covering, among other things, larceny and embezzlement) and electronic data processing coverages at levels of coverage consistent with those customarily maintained by other transfer agents for large registered investment company complexes. Upon the request of the Investment Company, FTIS shall provide evidence that such coverage is in place. FTIS shall promptly notify the Investment Company in the event that such coverage is cancelled, or in the event there are material claims made with respect to any service provided under this Agreement. To the extent that policies of insurance may provide for coverage of claims for liability or indemnity by the parties set forth in this Agreement, the contracts of insurance shall take precedence, and no provision of this Agreement shall be construed to relieve an insurer of any obligation to pay claims to a Fund, FTIS or other insured party which would otherwise be a covered claim in the absence of any provision of this Agreement.

 23.  Miscellaneous.

 (a)  Any notice or other instrument authorized or required by this Agreement to be given in writing to the Investment Company or FTIS shall be sufficiently given if addressed to that party and received by it at its office at the place described in the Investment Company’s most recent registration statement or at such other place as it may from time to time designate in writing.

 (b)  This Agreement shall extend to and shall be binding upon the parties hereto, and their respective successors and assigns; provided, however, that this Agreement shall not be assignable by either party without the written consent of the other party.

 (c)  This Agreement shall be construed in accordance with the laws of the State of California applicable to contracts between California residents which are to be performed primarily within California.

 (d)  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original; but such counterparts shall, together, constitute only one instrument. This Agreement supersedes all prior Shareholder Services Agreements between the parties, and supersedes all prior agreements between the parties relating to the subject matters of this Agreement to the extent they are inconsistent with this Agreement.

 (e)  The captions of this Agreement are included for convenience of reference only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect.

 (f)  It is understood and expressly stipulated that neither the holders of Shares of the Investment Company nor any member of the Board, officer, agent or employee of the Investment Company shall be personally liable hereunder, nor shall any resort be had to other private property for the satisfaction of any claim or obligation hereunder, but the Investment Company only shall be liable. FTIS agrees that it shall look only to the assets and property of the applicable Fund in asserting any rights or claims under this Agreement with respect to services rendered with respect to such Fund and will not seek to obtain satisfaction of such rights or claims from the assets of any other Fund.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective corporate officers thereunder duly authorized as of the day and year first above written.

INSTITUTIONAL FIDUCIARY TRUST	FRANKLIN TEMPLETON INVESTOR SERVICES, LLC

By: /s/STEVEN J. GRAY	By: /s/BASIL K. FOX, JR.
Name: Steven J. Gray	Name: Basil K. Fox, Jr.
Title: Vice President and Co-Secretary	Title: President

SCHEDULE A

As the registered transfer agent and shareholder servicing agent for the Funds, FTIS is responsible for providing overall support for the customers of each Fund, including shareholders, financial advisors, distribution intermediaries, and other authorized representatives. FTIS controls the flow of the customer interactions, processes transactions, and handles inquiries while ensuring mitigation of operational, financial, regulatory, and reputational risk. FTIS is responsible for affecting activity in accordance with fund policies, (e.g. fund openings, reorganizations, closings), as well as required trade confirmations, statements, and tax reporting. FTIS maintains relationships with the back offices of intermediaries and ensures appropriate payments to intermediaries and other service vendors in accordance with this Agreement.

Specific functions FTIS performs in accordance with securities laws, IRS laws or other regulations include:

AS TRANSFER AGENT FOR THE INVESTMENT COMPANY, FTIS WILL:

 Upon receipt of proper authorization, record the transfer of Fund shares (“Shares”) in its transfer records in the name(s) of the appropriate legal shareholder(s) of record; and

 Upon receipt of proper authorization, redeem Shares, debit shareholder accounts and provide for payment to shareholders.

AS SHAREHOLDER SERVICE AGENT FOR THE INVESTMENT COMPANY, FTIS WILL:

 Receive from the Investment Company, from the Investment Company’s Principal Underwriter or from a Fund shareholder, in a manner acceptable to FTIS, information necessary to record Share sales and redemptions and to generate sale and/or redemption confirmations;

o  Mail, or electronically transmit, sale and/or redemption confirmations;

 Coordinate the delivery of an account opening prospectus with delivery of initial purchase confirmations;

 Accept and process payments from investors and their broker-dealers or other agents, for the purchase of Shares;

 Support the use of automated systems for payment and other share transactions, such as NSCC Fund/Serv and Networking and other systems which may be reasonably requested by FTIS customers;

 Keep records as necessary to implement any deferred sales charges, exchange restrictions or other policies of the Investment Company affecting Share transactions, including without limitation any restrictions or policies applicable to certain classes of shares, as stated in the applicable prospectus;

o  Open, maintain and close shareholder accounts;

 Establish registration of ownership of Shares in accordance with generally accepted form;

 Maintain records of (i) issued Shares and (ii) number of shareholders and their aggregate shareholdings classified according to their residence in each State of the United States or foreign country;

 Accept and process telephone exchanges and redemptions for Shares in accordance with a Fund’s Telephone Exchange and Redemption Privileges as described in the Fund’s current prospectus.

 Maintain and safeguard records for each shareholder showing name(s), address and number of Shares registered in such name(s), together with continuous proof of the outstanding Shares, and dealer identification, and reflecting all current changes. On request, provide information as to an investor’s qualification for Cumulative Quantity Discount. Provide all accounts with, at minimum, quarterly and year-end historical statements;

 Provide on request a duplicate set of records for file maintenance in the Investment Company’s office;

 Provide for the proper allocation of proceeds of share sales to the Investment Company and to the Principal Underwriter, in accordance with the applicable prospectus;

 Redeem Shares and provide for the preparation and delivery of liquidation proceeds, including the processing of redemption checks and maintain checking account records;

 Exercise reasonable and good-faith business judgment in the registration of Share transfers, pledges and releases from pledges in accordance with the California Uniform Commercial Code - - Investment Securities;

 o  Certify outstanding Shares to auditors;

 In connection with any meeting of shareholders, upon receiving appropriate detailed instructions and written materials prepared by the Investment Company and proxy proofs checked by the Investment Company, provide for: (a) the printing of proxy cards, (b) the delivery to shareholders of all reports, prospectuses, proxy cards and related proxy materials of suitable design for enclosing, (c) the receipt and tabulation of executed proxies, (d) solicitation of shareholders for their votes and (e) delivery of a list of shareholders for the meeting;

 Answer routine written correspondence, email, and telephone inquiries about individual accounts. Prepare monthly reports for correspondence volume and correspondence data necessary for the Investment Company’s Annual Report on Form N-CEN;

 Provide for the preparation and delivery of dealer commission statements and checks;

 Maintain and furnish the Investment Company and its shareholders with such information as the Investment Company may reasonably request for the purpose of compliance by the

Investment Company with the applicable tax and securities laws of applicable jurisdictions;

o  Deliver confirmations of transactions to investors and dealers in a timely fashion;

 Provide for the payment or reinvestment of income dividends and/or capital gains distributions to shareholders of record, in accordance with the Investment Company’s and/or shareholder’s instructions, provided that:

 (a)  The Investment Company shall notify FTIS promptly upon declaration of any such dividend and/or distribution, and in any event at least forty-eight (48) hours before the record date;

 (b)  Such notification shall include the declaration date, the record date, the payable date, the rate, and, if applicable, the reinvestment date and the reinvestment price to be used; and

 (c)  Prior to the payable date, the Investment Company shall furnish

FTIS with sufficient fully and finally collected funds to make such distribution;

 Prepare and file annual U.S. information returns of dividends and capital gain distributions, gross redemption proceeds, foreign person’s U.S. source income, and other U.S. federal and state information returns as required, and mail payee copies to shareholders, report and pay U.S. backup withholding on all reportable payments; report and pay U.S. federal income taxes withheld from distributions and other payments made to nonresidents of the U.S.; prepare and mail to shareholders any notice required by the Internal Revenue Code as to taxable dividends, tax-exempt interest dividends, realized net capital gains distributed and/or retained, foreign taxes paid and foreign source income distributed or deemed distributed, U.S. source income and any tax withheld on such income, dividends received deduction information, or other applicable tax information appropriate for dissemination to shareholders of the Trust.

 Comply with all U.S. federal income tax requirements regarding the collection of tax identification numbers and other required shareholder certifications and information pertaining to shareholder accounts; respond to all notifications from the U.S. Internal Revenue Service regarding the application of the U.S. backup withholding requirements including tax identification number solicitation requirements;

 o  Prepare transfer journals;

 o  Set up wire order Share transactions on file;

 Provide for receipt of payment for Share transactions, and update the transaction file;

 o  Sort and print shareholder information by state, social code, price break, etc.; and

 Promptly transmit the Statement of Additional Information of the Investment Company to

each shareholder upon request.

IN CONNECTION WITH THE INVESTMENT COMPANY’S SYSTEMATIC WITHDRAWAL PLAN, FTIS WILL:

 Make payment of amounts withdrawn periodically by the shareholder pursuant to the systematic withdrawal plan by redeeming Shares, and confirm such redemptions to the shareholder; and

 Provide confirmations of all redemptions, reinvestment of dividends and distributions, and any additional investments in the systematic withdrawal plan, including a summary confirmation at the year-end.